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                                                              EXHIBIT (a)(1)(iv)





                               [Letterhead/Logo]

                                 April 11, 2003





Dear Fellow Stockholders:

                  I write this letter with mixed emotions since I am very proud and happy to report that we have done very well as a publicly traded bank holding company. I am saddened that due to the lack of liquidity of our common stock, the NASDAQ stock market is forcing us to de-list our common stock and in essence become a privately held bank holding company. In this letter, I will attempt to explain what this means and how it will affect you; however, you should also read carefully the accompanying tender offer documents.

                  Since we will not be listed on any actively traded exchange or market and liquidity of our common stock has been a problem as demonstrated by the last nine months of trades, during which less than 10,000 shares in total were traded, we would like to become a privately held bank holding company with 300 or less shareholders. Our common stock would then be valued as are many small local banks and bank holding companies, based on book value as well as what a buyer and seller determine is appropriate.

                  Presently we have approximately 450 shareholders of record of which 180 own 100 shares or less. That means that the value of their individual ownership interest is $2,100.00 or less at April 1, 2003, and I strongly urge such shareholders to take advantage of this last buy-back offer that the Company will make while it is still a publicly traded entity. The reason I urge such shareholders to take advantage of this opportunity is because they will not be required to pay out brokerage fees and selling expenses and when the Company becomes private there may not be another comparable opportunity to sell shares of the Company's common stock. Presently, as of April 1, 2003, the stock is listed at $21.00 a share and the bank will for a 30 day period offer to buy up to a maximum from any one share holder a total of 500 shares at $22.00 net per share, pursuant to the terms of the enclosed Offer to Purchase. The reason we limit the price of this share buy-back at $22.00 per share (for a maximum of 500 shares per shareholder) is because this price is approximately a $1.00 a share premium over what the bank is presently buying back in the open market. The purpose of this buy-back is to allow the small shareholder to redeem his shares at a profit prior to the Company being private. When the Company becomes private, there would be very limited liquidity. We must limit the time period of this purchase offer to 30 days, so that various other transactions can take place to finalize the privatization of the Company.

                  Several items I want you to be aware of and that may have a bearing on your decision are:

                  1. No officer or director will be selling back any shares during this offer.




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                  2.       At $21.00 a share (present market as of April 1,
                           2003), the common stock yields 3.43 percent. It is not known if this dividend can be maintained or increased or decreased.
                  3. The bank presently has no plans to sell, merge or change its basic mode of operations.
                  4. The other directors/officers and I feel that Chester National Bank is an excellent long-term investment.

                  The reason I earlier said that I urge those of you with 100 shares or less to sell is because I realize that this is probably a portion of your investment portfolio that you would like to be liquid and since there are presently 893,322 shares outstanding, a 100 share or less lot would probably not be sold as easily as a large amount. I'm sure all of you who have the smaller amount of shares have held them long enough for long-term capital gains treatment. I also want to make you aware that if we do not receive enough shareholders taking advantage of this offer, then the bank will possibly issue a reverse stock split that would cause the 100 or less lot shareholders to be paid out in cash.

                  In closing, again I want to say that I am proud of what we have done and I think in the future Chester National Bank will continue to be an excellent investment opportunity. I thank you for all your past confidence and I look forward to working with you in the future.

                                      Sincerely,




                                      Michael W. Welge
                                      Chairman of the Board
                                      President and Chief Financial Office



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